Exhibit 99.1

News release

Biofrontera announces conference call to be held on May 20, 2020 to discuss first quarter 2020 financial results

Leverkusen, Germany, May 12, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock

Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be releasing its unaudited financial results for the first quarter 2020 on Tuesday, May 19, 2020.

Conference calls for shareholders and interested investors will be held on Wednesday, May 20, 2020, at the following times:

In German, May 20, 2020 at 08:00 am CEST (2:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 50182305#

In English, May 20, 2020 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 70870259#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102